Exhibit (a)(13)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN CANADA

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Canada. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

You will be subject to tax as a result of the exchange of an option for restricted stock units. The taxable amount will be the value of the restricted stock units which must be included in your income for the year of exchange. You may not be able to add this income to your cost basis in the restricted stock units.

If you terminate employment before any restricted stock units vest, you will have paid tax on the exchange of your options for restricted stock units even though you never receive any shares underlying the units.

Restricted Stock Units.

When the restricted stock units vest and the underlying shares become issuable, you will recognize taxable income in an amount equal to the fair market value of those shares less the value of the cancelled option.

Sale of Shares.

You will recognize taxable income when you subsequently sell the shares. The taxable amount will in general be one-half of the difference between the sale price and the adjusted cost basis of the shares. Income tax will be assessed on the taxable income at your marginal income tax rate.

Withholding and Reporting.

Your employer will report the income recognized in connection with the exchange of the options and vesting of the restricted stock units. Your employer is not required to withhold income or social taxes on any such income. You will be responsible for paying all applicable taxes.